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AVENIDA PRODUCTIONS

Join the first 100% Latino-owned movie studio in Hollywood!



Forbes
Fed Up With Limited Film Roles, These Actors Launched A Soup-To-Nuts Service For Latinx Filmmakers
AVENIDA STUDIOS

INVEST IN AVENIDA!

You are reading that right! YOU can be a part of the change as an investor. You can help us take charge of our own narrative.

We opened our doors 7 years ago with one mission: To make Hollywood a more inclusive place. In that time we've helped raise millions of dollars for hundreds of projects, we have helped launch many careers, produced award-winning content, opened doors to a movie studio in Los Angeles, and now we're getting ready to launch our biggest project yet—our very own streaming platform for US Latinos.

AMERICAN LATINO ENTERTAINMENT

You helped us get here, so **we want you to join us** in this important mission. Our industry is at a crossroads and we can all be a part of the solution! Click on the button below to find out how. *See here for*